UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._______________ )*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

92342R 20 3

(Cusip Number)

David A. Savner, Esq.
General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, Virginia 22042
(703) 876-3000

Copies to:
John F. Cox
Jenner & Block, LLC
One IBM Plaza
Chicago, Illinois 60611
(312) 222-9350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R 20 3			Page 2 of 14 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): General Dynamics Corporation (EIN 13-1673581)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	XX
(b)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,592,155 *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

CUSIP No. 92342R 20 3	13D	Page 3 of 14 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,592,155 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 33.3%

14.	Type of Reporting Person (See Instructions): CO

* Represents the number of shares of Common Stock of the Company beneficially owned by (i) Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P., and Monitor Company Group, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 1; (ii) The Texas Growth Fund - 1991 Trust, The Texas Growth Fund II - 1998 Trust, TGF Management Corp. and TGF II Management, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 2; (iii) by David H. Langstaff and Labyrinth, Inc., pursuant to the Voting Agreement attached hereto as Exhibit 3; and (iv) by Dr. Joseph P. Allen, IV and Sugar Creek, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 4. All share holdings are derived from the notes set forth on pages 30 through 32 of the Issuer's Proxy Statement filed with the SEC on April 30, 2003.

CUSIP No. 92342R 20 3			13D	Page 4 of 14 Pages

1.	Name of Reporting Person: Aspen Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	XX
(b)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,592,155 *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

CUSIP No. 92342R 20 3	13D	Page 5 of 14 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,592,155 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 33.3%

14.	Type of Reporting Person (See Instructions): CO

* Represents the number of shares of Common Stock of the Company beneficially owned by (i) Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P., and Monitor Company Group, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 1; (ii) The Texas Growth Fund - 1991 Trust, The Texas Growth Fund II - 1998 Trust, TGF Management Corp. and TGF II Management, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 2; (iii) by David H. Langstaff and Labyrinth, Inc., pursuant to the Voting Agreement attached hereto as Exhibit 3; and (iv) by Dr. Joseph P. Allen, IV and Sugar Creek, L.P., pursuant to the Voting Agreement attached hereto as Exhibit 4. All share holdings are derived from the notes set forth on pages 30 through 32 of the Issuer's Proxy Statement filed with the SEC on April 30, 2003.

Page 6 of 14 Pages

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13 (the “Statement”) relates is the common stock, par value $.0001 per share (the “Common Stock”), of Veridian Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2. Identity and Background

     (a)  – (c) and (f). The names of the persons filing this statement are General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Aspen Acquisition Corporation, a Delaware corporation (“Acquisition Corp.” and together with General Dynamics, the “Reporting Person”). The principal office of General Dynamics and Acquisition Corp. is at 3190 Fairview Park Drive, Falls Church, Virginia 22042. The principal businesses of General Dynamics are mission-critical information technology and communications, land and amphibious combat systems, shipbuilding and marine systems, and business aviation. The principal business of Acquisition Corp. will be the acquisition of the Company. The name, business address, principal occupation or employment of each director and executive officer of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

     (d)  and (e). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person or entity referred to in this Item 2 (as listed on Schedule A attached hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person may be deemed to have acquired beneficial ownership of 11,592,155 shares of Common Stock pursuant to Voting Agreements, dated June 9, 2003 (the “Voting Agreements”), entered into between General Dynamics, Acquisition Corp. and each of the following: (i) Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P. and Monitor Company Group, L.P., (ii) The Texas Growth Fund – 1991 Trust, The Texas Growth Fund II – 1998 Trust, TGF Management Corp. and TGF II Management, L.P., (iii) David H. Langstaff and Labyrinth, L.P. and (iv) Dr. Joseph P. Allen, IV and Sugar Creek, L.P. (collectively, (i), (ii), (iii) and (iv) comprise the “Stockholders”). Subject to the terms of the Voting Agreements, the Stockholders have agreed to vote all of the capital stock of the Company of which they possess beneficial ownership (a) in favor of the adoption of the Merger Agreement and approval of the Merger (each as defined in Item 4) and any other matter that would reasonably be expected to facilitate the consummation of the Merger, and (b) against approval of any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with the Reporting Person and/or its affiliates and against any reorganization, recapitalization, liquidation or winding up of the Company. Each Stockholder also irrevocably authorized the Reporting Person to execute as

Page 7 of 14 Pages

attorney in fact for such Stockholder any ballot or consent form the Reporting Person shall reasonably deem appropriate to accomplish the votes and consents required by the foregoing. The Voting Agreements were entered into in consideration of the execution and delivery of the Merger Agreement and the Reporting Person did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

     The foregoing description of the Voting Agreements is qualified in its entirety by reference to such agreements attached hereto as Exhibits 1, 2, 3 and 4.

Item 4. Purpose of Transaction

     On June 9, 2003, the Company, General Dynamics and Acquisition Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”), that, subject to the terms and conditions therein, contemplates (i) the merger of Acquisition Corp., with and into the Company, with the Company as the surviving corporation (the “Merger”), and the conversion of (A) each outstanding share of Common Stock into the right to receive $35.00 in cash per share, and (B) each outstanding option or warrant to purchase Common Stock into the right to receive the excess, if any, of $35.00 minus the per share exercise price of such option or warrant. Consummation of the Merger is subject to the conditions set forth in the Merger Agreement, including, without limitation, obtaining the approval of the stockholders of the Company and certain regulatory consents. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement incorporated in this filing by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003. The purpose of entering into the Voting Agreements is to aid in facilitating the consummation of the Merger.

     There are no anticipated changes to the board of directors or management of the Company before the consummation of the Merger. Upon consummation of the Merger, it is expected that the board of directors of Acquisition Corp. will become the board of directors of the Company, and that the size of the board will decrease to three individuals. After the consummation of the Merger, it is anticipated that the management of the operational entities of the Company will remain substantially the same, subject to any changes that the Reporting Person, in its sole discretion, deems necessary. The certificate of incorporation and bylaws of the surviving corporation will become the certificate and bylaws of Acquisition Corp. in effect immediately prior to the Merger.

     If the Merger is consummated, it is expected that the Company will cease to be a public company and that the Common Stock will cease to be traded on the New York Stock Exchange and the only remaining stockholder of the Company immediately after such consummation would be General Dynamics. It is also anticipated that the Common Stock would become eligible for termination of registration under Section 12(g)(4) of the Act upon consummation of the Merger.

Page 8 of 14 Pages

Item 5. Interest in Securities of the Issuer

Reporting Person
and each other			Number of Shares:	Number of Shares:
Person Named in	Aggregate Number of	Number of Shares:	Shared Power to	Sole or Shared	Approximate
Item 2	Shares*	Sole Power to Vote	Vote*	Power to Dispose	Percentage**

General Dynamics	11,592,155	0	11,592,155	0	33.3%
Acquisition Corp.	11,592,155	0	11,592,155	0	33.3%
Each Person listed	0	0	0	0	0
on Schedule A attached hereto

*	Includes 6,108,214 shares of Common Stock owned by Monitor Clipper Equity Partners, L.P.; 1,154,584 shares of Common Stock owned by Monitor Clipper Equity Partners (Foreign), L.P.; 10,859 shares of Common Stock owned by Monitor Consulting, L.P.; 10,859 shares of Common Stock owned by Monitor Company Group, L.P.; 943,829 shares of Common Stock owned by The Texas Growth Fund – 1991 Trust; 1,815,700 shares of Common Stock owned by The Texas Growth Fund II – 1998 Trust; 6,384 shares of Common Stock owned by TGF II Management, L.P.; 33,250 shares of Common Stock that are issuable upon the exercise of outstanding vested stock options held by TGF II Management, L.P; 517,100 shares of Common Stock owned by David H. Langstaff; 407,529 shares of Common Stock that are issuable upon the exercise of outstanding vested stock options held by David H. Langstaff; 200,000 shares of Common Stock owned by Labyrinth, L.P.; 148,061 shares of Common Stock owned by Dr. Joseph P. Allen, IV; 200,000 shares of Common Stock owned by Sugar Creek, L.P.; and 35,786 shares of Common Stock that are issuable upon the exercise of outstanding vested stock options held by Dr. Joseph P. Allen, IV. All share holdings are derived from the notes set forth on pages 30 through 32 of the Company’s Proxy Statement filed with the SEC on April 30, 2003.

**	Based on 34,816,350 shares of Common Stock outstanding as of June 7, 2003, which is based on information represented by the Company in Section 5.2 of the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K by Veridian Corporation on June 9, 2003.

     Except as set forth in this Statement, to the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) beneficially owns any shares of Common Stock.

     (c)  Except for the 11,592,155 shares of Common Stock subject to the Voting Agreements, there have been no transactions in the Common Stock that were effected during the

Page 9 of 14 Pages

past 60 days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in the Common Stock in the past 60 days.

     (d)  To the knowledge of the Reporting Person, except for the Stockholders, no other person or entity possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 5(a).

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or, to the knowledge of the Reporting Person, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Voting Agreement dated June 9, 2003 by and among General Dynamics Corporation, Aspen Acquisition Corporation and Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P. and Monitor Company Group, L.P.

2.	Voting Agreement dated June 9, 2003 by and among General Dynamics Corporation, Aspen Acquisition Corporation and The Texas Growth Fund – 1991 Trust, The Texas Growth Fund II – 1998 Trust, TGF Management Corp. and TGF II Management, L.P.

3.	Voting Agreement dated June 9, 2003 by and among General Dynamics Corporation, Aspen Acquisition Corporation, Labyrinth, L.P. and David H. Langstaff

4.	Voting Agreement dated June 9, 2003 by and among General Dynamics Corporation, Aspen Acquisition Corporation, Sugar Creek, L.P. and Dr. Joseph P. Allen, IV

*5.	Agreement and Plan of Merger dated as of June 9, 2003 by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation

*	Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003.

[SIGNATURES ON THE FOLLOWING PAGE]

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2003

GENERAL DYNAMICS CORPORATION

By:	/s/ David A. Savner David A. Savner Senior Vice President & General Counsel

ASPEN ACQUISITION CORPORATION

By:	/s/ Michelle S. DiCintio Michelle S. DiCintio Assistant Secretary

Page 11 of 14 Pages

Schedule A

The following table sets forth the name, the present principal occupation or employment and business address of each director and executive officer of General Dynamics Corporation and Aspen Acquisition Corporation.

I. General Dynamics Corporation:

Executive Management:

The business address for all of the following individuals (per Item 2(b)) is General Dynamics Corporation, 3190 Fairview Park Drive, Falls Church, Virginia 22042. Each such individual is employed principally by General Dynamics Corporation, which is engaged in the business described in Item 2 above.

David D. Baier — Vice President Taxes of General Dynamics Corporation

Nicholas D. Chabraja — Chairman of the Board of Directors and Chief Executive Officer of General Dynamics Corporation

Michael E. Chandler — Vice President of General Dynamics Corporation; President of General Dynamics Network Systems, Inc.

Cordis B. Colburn — Vice President Government Relations of General Dynamics Corporation

Kenneth C. Dahlberg — Executive Vice President of General Dynamics Corporation and Group Executive, Information Systems and Technology

Gerard J. DeMuro — Vice President of General Dynamics Corporation; President of General Dynamics C4 Systems, Inc.

Larry R. Flynn — Vice President of General Dynamics Corporation; President of Product Support of Gulfstream Aerospace Corporation; President of General Dynamics Aviation Services Corporation

David H. Fogg — Vice President and Treasurer of General Dynamics Corporation

Mark A. Fried — Vice President of General Dynamics Corporation; President of General Dynamics Decision Systems, Inc.

Mark Haley — Vice President and Deputy General Counsel of General Dynamics Corporation

Charles M. Hall — Vice President of General Dynamics Corporation; President of General Dynamics Land Systems Inc.

David K. Heebner — Senior Vice President Planning and Development of General Dynamics Corporation

Page 12 of 14 Pages

Preston A. Henne — Vice President of General Dynamics Corporation; Senior Vice President, Programs, Engineering and Test of Gulfstream Aerospace Corporation

Kenneth A. Hill — Vice President Information Technology of General Dynamics Corporation

Linda P. Hudson — Vice President of General Dynamics Corporation; President of General Dynamics Armament and Technical Products, Inc.

Joseph T. Lombardo — Vice President of General Dynamics Corporation; Chief Operating Officer of Gulfstream Aerospace Corporation

Michael J. Mancuso — Senior Vice President and Chief Financial Officer of General Dynamics Corporation

Bryan T. Moss — Vice President of General Dynamics Corporation; President and Director of Gulfstream Aerospace Corporation

Phebe N. Novakovic — Vice President Strategic Planning of General Dynamics Corporation

Walter M. Oliver — Senior Vice President Human Resources and Administration of General Dynamics Corporation

Kendell M. Pease — Vice President Communications of General Dynamics Corporation

David A. Savner — Senior Vice President, General Counsel and Secretary of General Dynamics Corporation

William O. Schmieder — Vice President International of General Dynamics Corporation

John W. Schwartz — Vice President and Controller of General Dynamics Corporation

John F. Shipway — Vice President of General Dynamics Corporation; President of Bath Iron Works Corporation

John F. Stewart — Vice President of General Dynamics Corporation; President of General Dynamics Advanced Information Systems, Inc.

Michael W. Toner — Executive Vice President of General Dynamics Corporation and Group Executive, Marine Systems; President of Electric Boat Corporation

Arthur J. Veitch — Executive Vice President of General Dynamics Corporation and Group Executive, Combat Systems

Richard H. Vortmann — Vice President of General Dynamics Corporation; President of National Steel and Shipbuilding Company

Page 13 of 14 Pages

Michael S. Wilson — Vice President of General Dynamics Corporation; President of General Dynamics Ordnance and Tactical Systems, Inc.

Directors (excluding Mr. Chabraja, who is listed above):

The business address for all of the following individuals (per Item 2(b)) is General Dynamics Corporation, 3190 Fairview Park Drive, Falls Church, Virginia 22042. Each such individual is employed principally by the company set forth next to his name below with the principal business address of such company (per Item 2(c)) set forth therein.

James S. Crown – President of Henry Crown and Company (diversified investments). Henry Crown and Company is located at 222 North LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Lester Crown – Chairman of Henry Crown and Company (diversified investments). Henry Crown and Company is located at 222 North LaSalle Street, Suite 2000, Chicago, Illinois 60601.

William P. Fricks – former Chairman and Chief Executive Officer of Newport News Shipbuilding Inc. (shipbuilding).

Charles H. Goodman – Vice Chairman of Henry Crown and Company (diversified investments). Henry Crown and Company is located at 222 North LaSalle Street, Suite 2000, Chicago, Illinois 60601.

George A. Joulwan – President of One Team, Inc. (consulting). The address of One Team, Inc. is 2107 S. Arlington Ridge Road, Arlington, Virginia 22202.

Paul G. Kaminski – Chairman and Chief Executive Officer of Technovation, Inc. (advanced technology consulting). The address of Technovation, Inc. is 6691 Rutledge Drive, Fairfax Station, Virginia 22039.

Carl E. Mundy, Jr. – Retired as Commandant of the U.S. Marine Corps in 1995.

Jay L. Johnson – President and Chief Executive Officer of Dominion Delivery and Dominion Telecom, Inc. (telecommunications, electricity and gas distribution). Dominion Delivery and Dominion Telecom is located at 4355 Innslake Drive, Glen Allen, Virginia 23060.

II. Aspen Acquisition Corporation:

The business address for all of the following individuals (per Item 2(b)) is General Dynamics Corporation, 3190 Fairview Park Drive, Falls Church, Virginia 22042. Each such individual is employed principally by General Dynamics Corporation, which is engaged in the business described in Item 2 above.

Kenneth C. Dahlberg — Director and President of Aspen Acquisition Corporation; Executive Vice President of General Dynamics Corporation and Group Executive, Information Systems and Technology

Page 14 of 14 Pages

Michelle S. DiCintio – Assistant Secretary of Aspen Acquisition Corporation; Senior Counsel of General Dynamics Corporation

David H. Fogg — Treasurer of Aspen Acquisition Corporation; Vice President and Treasurer of General Dynamics Corporation

Margaret N. House — Secretary of Aspen Acquisition Corporation; Assistant Secretary of General Dynamics Corporation

Michael J. Mancuso — Director of Aspen Acquisition Corporation; Senior Vice President and Chief Financial Officer of General Dynamics Corporation

David A. Savner — Vice President and Director of Aspen Acquisition Corporation; Senior Vice President, General Counsel and Secretary of General Dynamics Corporation